As filed with the Securities and Exchange Commission on June 6, 2003          Registration No.  333-9472

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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POST-EFFECTIVE

AMENDMENT NO. 1

TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares Evidenced by American Depositary Receipts

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EMBRATEL PARTICIPAÇÕES S.A.

(Exact name of issuer of deposited securities as specified in its charter)

EMBRATEL HOLDING COMPANY

(Translation of issuer's name into English)

FEDERATIVE REPUBLIC OF BRAZIL

(Jurisdiction of incorporation or organization of Issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, N.Y. 10286

Telephone (212) 495-1727

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

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Timothy F. Keaney

The Bank of New York

101 Barclay Street, 22W

New York, N.Y. 10286

Telephone (212) 815-2129

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Nicolas A. Kronfeld Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017	Peter B. Tisne Emmet, Marvin & Martin, LLP 120 Broadway New York, New York 10271

It is proposed that this filing become effective under Rule 466

[ ]immediately upon filing

[ ]on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1.  Description of the Securities to be Registered

CROSS REFERENCE SHEET

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus
1. Name and address of Depositary	Introductory Paragraph
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Article numbers 15 and 16
(iii) The collection and distribution of dividends	Article numbers 12, 14 and 15
(iv) The transmission of notices, reports and proxy soliciting material	Article numbers 11, 15 and 16
(v) The sale or exercise of rights	Article 13 and 14
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Article numbers 12, 14 and 17
(vii) Amendment, extension or termination of the deposit agreement	Article numbers 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Article numbers 2, 3, 4, 6 and 8
(x) Limitation upon the liability of the Depositary	Article numbers 13, 18 and 21
3. Fees and Charges	Article numbers 7 and 8
Item 2. Available Information
Embratel Participações S.A. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Commission.	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  Exhibits

(1)

Amended and Restated Deposit Agreement, dated as of

, 2003 among Embratel Participações S.A., The Bank of New York, as Depositary (the "Depositary"), and all owners and beneficial owners from time to time of American Depositary Receipts ("ADRs") issued thereunder (the "Deposit Agreement"). – Filed herewith.

(2)

Letter agreement, to be dated as of _______, 1998, between  Embratel Participações S.A. and the Depositary. – Filed previously.

(1)

Opinion of Sullivan & Cromwell, counsel for the Depositary, as to the legality of the securities to be registered. – Filed previously.

(2)

Certification under Rule 466. –Not applicable.

Item 4.  Undertakings

(a)  The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

(b)  The Depositary hereby undertakes to notify each registered holder of an ADR at least 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on June 5, 2003.

By THE BANK OF NEW YORK,

as Depositary

By:

/s/ Hernan F. Rodriguez

  Name: Hernan F. Rodriguez

  Title:   Vice President

SIGNATURES

Pursuant to the requirement of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Rio de Janeiro, the Federative Republic of Brazil, on June 5, 2003.

EMBRATEL PARTICIPAÇÕES S.A.

By: /s/ Jorge Luis Rodriguez

Jorge Luis Rodriguez

President

By: /s/ Norbert Glatt

Norbert Glatt

Chief Financial Officer and

Director of Investor Relations

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on June 5, 2003.

Signatures	Title
/s/ Jorge Luis Rodriguez Jorge Luis Rodriguez	President and Director (principal executive officer)
/s/ Norbert Glatt Norbert Glatt	Chief Financial Officer and Director of Investor Relations (principal financial and accounting officer)
/s/ Daniel Eldon Crawford Daniel Eldon Crawford	Chairman of the Board
/s/ Jonathan Clark Crane Jonathan Clark Crane	Director
____________________ Dilio Sergio Penedo	Director
/s/ Joaquim de Sousa Correia Joaquim de Sousa Correia	Director
____________________ Edson Soffiati	Director
__________________________ Antônio Carlos Tettamanzy	Director
/s/ Pedro Antonio Batista Martins Pedro Antonio Batista Martins	Secretary
/s/ Donald J. Puglisi Donald J. Puglisi	Authorized Representative in the United States

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1

Amended and Restated Deposit Agreement, dated as of ______, 2003, among the Issuer, The Bank of New York, as Depositary (the "Depositary"), and all owners and beneficial owners from time to time of American Depositary Receipts ("ADRs") issued thereunder.